Phillips Nizer LLP
666 Fifth Avenue, 28th Floor
New York, NY 10103
(212) 977-9700

July 16, 2008

Via EDGAR Correspondence and Federal Express

Mr. David L. Orlic
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Room 4561

Re: WiFiMed Holdings Company, Inc.
Preliminary Information Statement on Schedule 14A

No. 0-49707

Dear Mr. Orlic:

      On behalf of WiFiMed Holdings Company, Inc. (the "Company") we are providing you with the Company’s response to the comments raised by the Staff in their comment letter, dated June 20, 2008, regarding the Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") filed on June 12, 2008.  In connection therewith, management’s "Tandy" response has been filed in a separate letter on Edgar correspondence, a copy of which is attached hereto.

Preliminary Proxy Statement

Proposal 3

  This comment has been complied with.  The material terms of the debentures and warrants issued in November 2007 and May 2008 are set forth in the table under "Terms of Debenture Financing."  The Pro Forma Financial Information has also been provided under Proposal 3.
  The paragraph concerning the potential acquisition of a specialty pharmacy services company has been deleted.  There never was any intention to seek the approval of the authorization of additional shares of the Company’s common stock to acquire a specific company in accordance with Note A to Schedule A.  The reference in the preliminary proxy statement to the Form 8-K, filed on January 29, 2008, was merely an example of a possible use of the additional securities.  The Letter of Intent ("LOI"), when it was signed on January 23, 2008, was non-binding except for the Company’s right of exclusivity which had already expired when the proxy statement was filed.  The proxy statement said that the LOI was subject to obtaining  required financing which the Company has been unable to do.

Since the Company is in need of funds for its existing operations, it is not currently pursuing funds for this acquisition.  A definitive purchase agreement had not been negotiated, nor had due diligence been completed at the time of filing of the proxy statement.  Rule 3-05(a)(i) of Regulation S-X requires financial statements of a business to be acquired when consummation is deemed "probable."  For all of the above reasons, the acquisition was not probable at any point in time and would now be deemed to be remote.  Accordingly, all references in the proxy statement have been removed as it is not an expected use of the additional shares for which authorization is sought.  However, since the LOI remains in place, the Company may make further disclosures at a later time.

Proposal 4

  This comment has been complied with.  The 2008 Long-Term Incentive Plan had not been filed since a full description of the Plan had been previously disclosed.

Please do not hesitate to contact the undersigned at 212-841-0707 should you desire further information from the Company.

Very truly yours,

PHILLIPS NIZER LLP
/s/ Elliot H. Lutzker
Elliot H. Lutzker

EHL/mlc

Attachment
cc: Gregory Vacca